SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

FTD Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30281V108

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,203,010 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 10,203,010 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by The Reporting Person 10,203,010 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 37.0%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) This calculation is based on 27,544,951 shares of common stock of the Issuer outstanding as of August 4, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on August 9, 2017.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

LIBERTY INTERACTIVE CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

FTD COMPANIES, INC.

This Report on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of FTD Companies, Inc., a Delaware corporation (the “Issuer” or “FTD”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Interactive Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on December 31, 2014 (the “Schedule 13D”), is amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.         Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither Liberty, nor, to the best knowledge of Liberty, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.         Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information:

On April 4, 2017, Liberty entered into an Agreement and Plan of Reorganization with General Communication, Inc., an Alaska corporation (“GCI” and following the amendment and restatement of its articles of incorporation, “GCI Liberty”), and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Liberty (“LI LLC”) (the “Reorganization Agreement”). Pursuant to the Reorganization Agreement, Liberty will acquire a controlling interest in GCI Liberty in exchange for the contribution to GCI Liberty of certain assets and liabilities currently attributed to Liberty’s Ventures Group.  Liberty will then distribute the shares of GCI Liberty representing such controlling interest to the holders of Liberty Ventures common stock in redemption of all outstanding shares of such stock. In connection with these transactions, Liberty currently intends to transfer its entire equity interest in FTD, and all of its rights, benefits and obligations under the Investor Rights Agreement, to GCI Liberty.

As previously reported, Liberty and FTD are parties to the Investor Rights Agreement. The Reporting Person is filing this Amendment to report its entry into the Assignment and Assumption Agreement, on August 28,

2017 (the “Assignment and Assumption Agreement”), with the Issuer, GCI, LI LLC and Ventures Holdco, LLC (“Ventures Holdco”), pursuant to which, subject to the completion of the split-off of Liberty’s interest in GCI Liberty (the “Split-Off”) contemplated by the Reorganization Agreement and the other terms and conditions set forth in the Assignment and Assumption Agreement, Liberty will assign, and GCI Liberty will assume, effective immediately prior to the effective time of the Split-Off, Liberty’s rights, benefits and obligations under the Investor Rights Agreement. Pursuant to the Assignment and Assumption Agreement, the Issuer consented to the foregoing assignment to GCI Liberty and agreed that following the consummation of the Split-Off, GCI Liberty will be entitled to all of Liberty’s rights, benefits and obligations under the Investor Rights Agreement.

Subject to the foregoing and except as described in this Amendment and the Schedule 13D or contained in the agreements incorporated by reference as Exhibits hereto, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer; provided that any course of action taken by the Reporting Person will be subject to the contractual restrictions described in Item 6 and the Schedule 13D.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 10,203,010 shares of Common Stock, which shares constitute approximately 37.0% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is based on 27,544,951 shares of common stock of the Issuer outstanding as of August 4, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on August 9, 2017.

(b) The Reporting Person has the sole power to vote or direct the voting of 10,203,010 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its officers or directors named on Schedule 1 has effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 28, 2017, Liberty, GCI, LI LLC, Ventures Holdco and FTD entered into the Assignment and Assumption Agreement, pursuant to which, immediately prior to the effective time of the Split-Off, Liberty will assign, and GCI Liberty will assume, Liberty’s rights, benefits and obligations under the Investor Rights Agreement. The Assignment and Assumption Agreement was entered into in connection with the proposed contribution of all of the shares of Common Stock beneficially owned by Liberty to GCI Liberty in connection with the transactions contemplated by the Reorganization Agreement. In the event that Liberty determines not to contribute its shares of Common Stock to GCI Liberty, Liberty will promptly notify FTD in writing of such determination. This summary of the Assignment and Assumption Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 7(c) to this Amendment.

Prior to the execution of the Assignment and Assumption Agreement,  the Reporting Person has requested, and the Issuer’s board of directors has approved, the Assignment and Assumption Agreement and the transfer of Common Stock to GCI Liberty in connection with the transactions contemplated by the Reorganization Agreement for purposes of Section 203 of the Delaware General Corporation Law (the “DGCL”) and therefore the restrictions of Section 203 of the DGCL will not be applicable to GCI Liberty.

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

7(a)                          Stock Purchase Agreement, dated July 30, 2014, by and among FTD Companies, Inc., Liberty Interactive Corporation and Provide Commerce, Inc. (filed as Exhibit 2.1 to FTD Companies, Inc.’s Current Report on Form 8-K/A filed with the SEC on July 31, 2014 and incorporated herein by reference).*

7(b)                          Investor Rights Agreement, dated December 31, 2014, by and between Liberty Interactive Corporation and FTD Companies, Inc. (filed as Exhibit 10.1 to FTD Companies, Inc.’s Current Report on Form 8-K filed with the SEC on December 31, 2014 and incorporated herein by reference).*

7(c)                           Assignment and Assumption Agreement, dated as of August 28, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty Interactive LLC, Ventures Holdco, LLC and FTD Companies, Inc.

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 5, 2017

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President, Deputy General
Counsel and Assistant Secretary

INDEX TO EXHIBITS

7(a)

Stock Purchase Agreement, dated July 30, 2014, by and among FTD Companies, Inc., Liberty Interactive Corporation and Provide Commerce, Inc. (filed as Exhibit 2.1 to FTD Companies, Inc.’s Current Report on Form 8-K/A filed with the SEC on July 31, 2014 and incorporated herein by reference).*

7(b)

Investor Rights Agreement, dated December 31, 2014, by and between Liberty Interactive Corporation and FTD Companies, Inc. (filed as Exhibit 10.1 to FTD Companies, Inc.’s Current Report on Form 8-K filed with the SEC on December 31, 2014 and incorporated herein by reference).*

7(c)

Assignment and Assumption Agreement, dated as of August 28, 2017, by and among General Communication, Inc., Liberty Interactive Corporation, Liberty Interactive LLC, Ventures Holdco, LLC and FTD Companies, Inc.

* Previously filed.

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF

LIBERTY INTERACTIVE

CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation (“Liberty”) are set forth below. The business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty, all executive officers and directors listed on this Schedule 1 are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	President and Chief Executive Officer of Liberty; Director of Liberty

Richard N. Barton	Director of Liberty

Michael A. George	Director of Liberty; President and Chief Executive Officer, QVC, Inc.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison	Director of Liberty

Larry E. Romrell	Director of Liberty

Mark C. Vadon	Director of Liberty

Andrea L. Wong	Director of Liberty

Richard N. Baer	Chief Legal Officer of Liberty

Mark D. Carleton	Chief Financial Officer of Liberty

Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty